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                       U.S. SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549

                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING

                                     (Check One)

_X_Form 10-K___Form 20-F ___Form 11-K ___Form 10-Q___Form N-SAR
For Period Ended:  December 31, 1996
                   -----------------
_____Transition Report on Form 10-K
_____Transition Report on Form 20-F
_____Transition Report on Form 11-K
_____Transition Report on Form 10-Q
_____Transition Report on Form N-SAR
For the Transition Period Ended:________________________________________________
________________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________
________________________________________________________________________________

Part I - Registration Information
________________________________________________________________________________
Full Name of Registrant:  IMSCO Technologies, Inc.
Former Name if Applicable:  N/A

   40 Bayfield Drive
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

   North Andover, MA 01845-6016
________________________________________________________________________________
   (City, State and Zip Code)
________________________________________________________________________________

Part II - Rules 12b-25 (b) and (c)
________________________________________________________________________________
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)


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    ( )  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    ( ) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (X) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
________________________________________________________________________________
Part III - Narrative

________________________________________________________________________________
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

During the year ended December 31, 1996, the Company had significant equity transactions. As of March 26, 1997, independent confirmation and verification of these equity transactions had not been received by the independent auditors. Since these transactions have a significant impact on the financial statements, the issuance of an opinion on these financial statements will not be possible by the filing date.

________________________________________________________________________________
Part IV - Other Information
________________________________________________________________________________
    (1) Name and telephone number of person to contact in regard to this notification
    Sol L. Berg         (508)   689-2080
    -----------------------------------------------------------------------
    (Name)            (Area Code)  (Telephone #)

    (2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                             _X_ Yes     ___No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
                                                            ____Yes       _X_No


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    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    IMSCO Technologies, Inc.
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                     (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  March 28, 1997                        By  /s/ Sol L. Berg
    ----------------------------------         --------------------------------
                                                 Sol L. Berg
                                                 President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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To U.S. Securities and Exchange Commission:

As noted in Part III of the Narrative of Form 12b-25, we are awaiting confirmation of certain significant equity transactions from an independent third party, which have not been received as of March 26, 1997 and thus, will not allow us to issue an opinion on the financial statement by the filing due date.

                                       Very truly yours,


                                        /s/ Gordon, Harrington & Osborn, PC
                                       --------------------------------------
                                       Gordon, Harrington & Osborn, PC